Exhibit 3(I).2

CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION

The corporation, organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:  That a meeting of the Board of Directors of Summus, Inc.(the “Corporation”) resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation , declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by replacing the Article First in its entirety, so that, as amended, said Article shall be and read as follows:

“FIRST: The name of the corporation is Oasys Mobile, Inc”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and convened in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of such amendment.

THIRD: That said amendment was duly approved in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed in its name and on its behalf by its Chief Executive Officer and attested by its Corporate Secretary on this 30th day of January, 2006.

SUMMUS, INC.

By:  /s/ Gary E. Ban
Name: Gary E. Ban
Title: Chief Executive Officer

ATTEST:

By:  /s/ Donald T. Locke
Donald T. Locke
Corporate Secretary